August 23, 2022

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3628
Attn:     Mr. Patrick Fullem
    Ms. Jennifer Angelini

Re:    Lear Corporation
    Form 10-K for the period ended December 31, 2021
    Filed February 10, 2022
    File No. 001-11311

Dear Mr. Fullem and Ms. Angelini:

Set forth below is the response of Lear Corporation (the “Company”) to the Staff’s letter dated August 4, 2022, regarding the Company’s Annual Report on Form 10-K for the period ended December 31, 2021 (the “2021 Form 10-K”), filed with the Securities and Exchange Commission (the “SEC”) on February 10, 2022. We have addressed your August 4, 2022 letter by reproducing the comment below, in bold type, and providing the Company’s response immediately following such comment.

Form 10-K for Year Ended December 31, 2021

General

1.We note that you provided more expansive disclosure in your 2021 Sustainability Report and on your website than you provided in your SEC filings. Please advise us what consideration you gave to providing the same type of climate-related disclosure in your SEC filings as you provided in your 2021 Sustainability Report and on your website.

The Company respectfully advises the Staff that when preparing our SEC filings, including our annual Form 10-K filing, we carefully consider the requirements applicable to each filing, including SEC guidance related to those requirements, and provide the disclosures that are material to our investors. In particular, with respect to climate-related matters, we considered the 2010 SEC Guidance Regarding Disclosure Related to Climate Change (“Climate Change Guidance”).

We also understand that climate-related disclosures are of interest to a broad range of stakeholders, including investors, customers, suppliers, employees and the communities in which we operate. As such, we voluntarily disclose additional climate-related information in our annual Sustainability Report and on our website. Our Sustainability Report provides a single, convenient location for stakeholders to review certain environmental, social and governance information that is of interest to certain stakeholders but not required in our SEC filings.

In preparing our SEC filings subsequent to the release of our annual Sustainability Report for a given year, we consider the contents of that report, as well as information provided on our website, and we believe that our SEC filings adequately and appropriately inform investors as to material information about our business, strategy and financial results, including with respect to the climate-related information discussed in our Sustainability Report and our website. Much of the information provided in these materials is not required by Regulation S-K, nor is it necessary to make our SEC filings not misleading. We considered voluntarily including certain of the supplemental information in our SEC filings; however, we believed that including this additional information would make our SEC filings unnecessarily longer and more cumbersome to read.

Risk Factors, page 19

2.You disclose on page 25 that you are involved in various legal and regulatory proceedings and claims, including environmental matters. Disclose any material litigation risks related to climate change and explain the potential impact to the company.

The Company respectfully advises the Staff that we are not, nor have we been, a party to any legal or regulatory proceedings or claims related to climate change; nor are we aware of any such matters pending or threatened that involve the Company. Accordingly, the Company is not subject to material litigation risks related to climate change at this time. Further, we confirm that in the future, we will continue to evaluate the materiality of risk factors that we believe impact or are reasonably likely to impact our business, including the risk of litigation related to climate change. When material or otherwise where appropriate, we will include additional disclosures about litigation risks related to climate change and the potential impact to the Company pursuant to Item 105 of Regulation S-K, the Climate Change Guidance and other relevant regulations and guidance.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32

3.It appears you have identified renewable energy projects on page 5 on your Form 10-K. Please tell us about and quantify past and/or future capital expenditures for climate-related projects for each of the periods for which financial statements are presented in your Form 10-K and those planned for future periods.

The Company respectfully advises the Staff that on page 5 of the Form 10-K, we outline, among other things, our current strategy for prospectively meeting our goal of using 100% renewable energy for our electricity consumption needs by 2030. This multi-faceted strategy is anticipated to include, among other potential activities, the execution of power purchase agreements, both direct and virtual, to support new renewable energy projects (“power purchase agreements”), the purchase of energy attribution certificates and, in some cases, capital expenditures, such as the installation of solar panels at certain sites for the on-site generation of a portion of such facility’s electricity needs. Based on our current assessments, it is anticipated that we will meet our renewable energy goals primarily through the execution of power purchase agreements, and to a lesser extent, the purchase of energy attribution certificates and capital expenditures, which will primarily focus on on-site renewable energy generation projects. We may also pursue on-site renewable energy generation projects through means other than capital expenditures, such as by encouraging and facilitating the installation of solar panels by owners of certain of our leased facilities.

In support of this strategy, in the three years ended December 31, 2021, we made capital expenditures of approximately $200,000 in the aggregate for solar projects at three of our owned European facilities. For the sake of completeness, even though not covered by the reporting period of our 2021 Form 10-K, in 2022, we have made capital expenditures of less than $100,000 in the aggregate for solar projects at certain owned facilities in Argentina and Spain. We are currently not committed to any material investments in renewable energy projects involving capital expenditures in the foreseeable future.

4.We note your disclosure that the effects of climate change, such as extreme weather conditions, could impact your business. Please further discuss the physical effects of climate change on your operations and results, such as weather-related damages to your property or operations, and weather-related impacts on the cost or availability of insurance. Include quantitative information for each of the periods for which financial statements are presented in your most recent Form 10-K and explain whether changes are expected in future periods.

The Company respectfully advises the Staff that as extreme weather has occurred with some regularity over many years in a number of geographic regions where the Company operates, it can be difficult to discern if particular weather-related damage is caused by climate change or historical weather patterns. Nevertheless, we have listed below the weather-related incidences that have physically impacted our operations since January 2019.

In late December 2021, our operations were impacted by a typhoon in the Philippines. In 2021, we recognized charges of approximately $13 million related to damaged inventory and property. In the first half of 2022, we recognized additional charges of approximately $12 million related to incremental costs incurred to operate our business, and our earnings were negatively impacted by approximately $7 million as a result of lost production. Also in the first half of 2022, we received insurance proceeds of approximately $7 million as a deposit on our related insurance claim. While the first half of 2022 is not covered by the reporting period of our 2021 Form 10-K, we have included the foregoing information for the sake of completeness.

All other weather-related incidences experienced since January 2019 have resulted in property damages of less than $1 million per incidence, and such incidences in the aggregate have not been material to the Company’s business or financial results.

With respect to future periods, we have identified significant weather events like that described above as the significant climate change-related physical risk affecting our Company. While it is possible that the incidences and intensities of such events may increase in the future as a result of climate change, it is inherently unpredictable whether any such events will impact any of our facilities, and if so, what the extent of such impact would be. Also, we have discussed the potential physical impacts of climate change on our business in our risk factors included in our 2021 Form 10-K.

With respect to our cost of insurance, the Company respectfully advises the Staff that the property insurance market has recently experienced significant losses due to weather-related events that have been passed along to insured parties, particularly in the form of increased premiums. Although the Company has experienced modest increases in its overall premiums, the desired amount of insurance coverage has remained available. As a result of the aforementioned overall market trends, as well as the specific typhoon-related property damage discussed above, the Company experienced a property insurance premium increase in 2022 of approximately $2 million. Despite the foregoing, the Company’s cost of property insurance remains immaterial overall, at approximately 0.04% of the Company’s net sales.

5.On page 18 of your Form 10-K you state that the costs incurred to comply with governmental regulations, including environmental regulations, have not been material. Tell us about and quantify any compliance costs related to climate change for the last three fiscal years.

The Company respectfully advises the Staff that, to date, we have not incurred any costs related to our Company’s compliance with climate change-related regulations. While the automotive industry is subject to some sector-specific climate-related regulations, such as fuel efficiency standards, these regulations are not directly applicable to the Company given that our products consist of automotive seating and electronic/electrical components, as opposed to automotive engine, powertrain or similar components directly related to a vehicle’s emissions-generating activities. We may from time-to-time engage in activities that assist our customers (i.e., major automobile manufacturers) in meeting their compliance obligations under such regulations, such as through the design and manufacture of components that weigh less to help reduce overall vehicle emissions or through the design of components (like high power electronic modules) that facilitate the transition to electric vehicles. In such cases, the related costs are factored into the selling prices of such products and are not independently tracked by the Company. Finally, for the sake of completeness, we note that we have incurred non-material internal costs and costs paid to advisors to assist us with our voluntary sustainability reporting initiatives and our review of potential regulatory reporting requirements that may be applicable to the Company in the future.

6.If material, provide disclosure about your purchase or sale of carbon credits or offsets and any material effects on your business, financial condition, and results of operations. Provide us with quantitative information regarding your purchase or sale of carbon credits or offsets during the last three fiscal years and amounts budgeted for future periods.

The Company respectfully advises the Staff that, to date, we have not purchased or sold any carbon credits. With respect to offsets, we presume that the Staff is referring to the purchase of energy attribution certificates or similar transactions in which a company purchases a unit or other asset attributable to externally generated renewable energy, resulting in reduced emissions generated by its operations. In this regard, in the three years ended December 31, 2021, we purchased less than $300,000 in aggregate of energy attribution certificates in Europe. There are currently no material purchases or sales of carbon credits or offsets budgeted in any future period.

In connection with its response to the Staff's comments, the Company acknowledges that the Company and its management are responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff. If you should have any questions or comments about the response in this letter, please call me at 248-447-1106.

Sincerely,

/s/ Jason M. Cardew

Jason M. Cardew
Senior Vice President and Chief Financial Officer
Lear Corporation

cc: Bruce A. Toth
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